Exhibit 99.1

CHINA YUCHAI ENTERS INTO SETTLEMENT AGREEMENT WITH SEC ON RESTATEMENT OF 2005 EARNINGS

-	Cease and desist order issued
-	No fine or monetary penalty imposed

Singapore, Singapore, June 9, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that it has entered into a settlement agreement with the United States Securities and Exchange Commission (“SEC”) to resolve an informal inquiry by the SEC concerning the restatement of its 2005 consolidated financial statements contained in its annual report on Form 20-F filed with the SEC on August 8, 2006. The restatement corrected errors relating primarily to an understatement of accounts payable at December 31, 2005 by approximately RMB 167.8 million by its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”) (“RMB168 million Adjustment”).

As announced on August 3, 2007, the Company’s Audit Committee conducted an independent inquiry into the facts and circumstances of the RMB 168 million Adjustment with the assistance of independent counsel and independent forensic consultants. As disclosed on January 22, 2008, the Audit Committee investigation found no evidence of fraud or intentional wrongdoing by any employee of the Company or Yuchai nor was the RMB168 million Adjustment the result of any intention to inflate the profits of Yuchai. The independent inquiry identified certain control issues and the Audit Committee made recommendations for improvement to prevent such an occurrence, which the Company started implementing in 2008, under the direction of its Board of Directors.

In connection with the June 7, 2010 settlement announced by the SEC, the Company consented to the entry of an administrative order, which directs the Company to cease and desist from committing or causing violations of the following reporting provisions of the federal securities laws and related SEC rules: Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder (the “Order”). The Company consented to the Order without admitting or denying the factual findings contained therein. No monetary penalty or fine will be imposed on the Company or any individual in connection with the SEC settlement.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling USA

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com